October 29, 2009

H. Roger Schwall Assistant Director Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549-4628
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated October 26, 2009, regarding

Black Tusk Minerals Inc.

Registration Statement on Form S-1

Filed September 30, 2009

File No. 333-162225

Dear Mr. Schwall:

This letter responds to the staff’s comments set forth in the October 26, 2009 letter regarding the above-referenced Registration Statement. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

General

Staff Comment No. 1.

We note that the Section 906 officer certifications furnished as Exhibit 32.1 and 32.2 to your Form 10-K for the fiscal year ended May 31, 2009 reference the annual report for the “period ended April 30, 2009.” Please file an amended Form 10-K with revised Section 906 certifications that reference the correct report.

Black Tusk Minerals Inc.’s Response:

The Company has filed an amended 10-K, dated October 29, 2009, to revise the Section 906 certifications accordingly.

October 29, 2009

Summary Information, page 2

Summary of our Business, page 3

Staff Comment No. 2.

Please expand your disclosure that appears on page 4 to disclose that the report of your independent public accountants includes a paragraph that expresses substantial doubt concerning your ability to continue as a going concern. Include a cross reference to the related risk factor on page 6, the Experts disclosure on page 56, and to any other related disclosure.

Black Tusk Minerals Inc.’s Response:

The Company has expanded the disclosure in the Business Summary section of the prospectus to incorporate the staff’s comments. Please see Amendment No. 1 to the Company’s registration statement on Form S-1 (File No. 333-162225), filed on October 29, 2009.

Financial Statements

General

Staff Comment No. 3.

We note that the financial statements are now stale under Rule 8-08 or Regulation S-X. In your next amendment, please update your financial information as required by Rule 8-08 of Regulation S-X. Please note that an updated auditor’s consent will also be required.

Black Tusk Minerals Inc.’s Response:

The Company has revised the prospectus to include its most recent quarterly financial statements for the three months ended August 31, 2009 and has filed an updated auditor’s consent. Please see Amendment No. 1 to the Company’s registration statement on Form S-1 (File No. 333-162225), filed on October 29, 2009.

Exhibit 5.1

Staff Comment No. 4.

We note your counsel has limited its legality opinion to the “corporate laws of the State of Nevada set forth in Title 7, Chapter 78 of the Nevada Revised Statues.” Counsel may limit its legality opinion to the appropriate state law or state corporate law, but may not limit the legality opinion to only statutory law. In your next amendment, please have your counsel file a revised legality opinion that opines on Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution, and the reported judicial decisions interpreting these laws.

October 29, 2009

Black Tusk Minerals Inc.’s Response:

The Company’s legal counsel has revised its legal opinion accordingly. Please see Amendment No. 1 to the Company’s registration statement on Form S-1 (File No. 333-162225), filed on October 29, 2009.

Staff Comment No. 5.

In addition, please revise the legality opinion to include a conformed signature.

Black Tusk Minerals Inc.’s Response:

The Company has conformed the signature of its legal counsel in the legal opinion. Please see Amendment No. 1 to the Company’s registration statement on Form S-1 (File No. 333-162225), filed on October 29, 2009.

* * * * *

I affirm the aforementioned statements.

Thank you for your review of the revised filing. If you should have any questions regarding the registration statement or our response letter, please do not hesitate to contact me at (778) 999-2575.

Sincerely,

Black Tusk Minerals Inc.

/s/ Gavin Roy

Gavin Roy

President

cc:	Kenneth G. Sam, Esq.